Exhibit 99.1
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
September 16, 2026
TAKE NOTICE that the Special Meeting of Shareholders (the “Meeting”) of VersaBank, a Canadian Schedule I chartered bank (“VersaBank”), will be held at 1979 Otter Place, London, Ontario on September 16, 2026, at 10:30 a.m. ET to:
(1)
consider and, if deemed advisable, vote to approve a special resolution of VersaBank (the “Reorganization Resolution”), the full text of which is set forth in Annex A to the accompanying management information circular (the “Management Circular”), to cause, among other things, Versa Bancorp, a Delaware corporation (the “Parent”), to become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests (the “Reorganization Proposal”); and

(2)
transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of VersaBank has fixed August 10, 2026, as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Whether or not you plan to attend the Meeting, we urge you to read the Management Circular carefully.
You are encouraged to complete the form of proxy accompanying this Notice of Meeting and return it to VersaBank’s transfer agent, Odyssey Trust Company, in accordance with the instructions provided in the form of proxy. Failure to submit your form of proxy by 10:30 a.m. ET on September 14, 2026, may result in your shares not being voted at the Meeting.
If you have received this Notice of Meeting and the Management Circular from your broker or another intermediary, we encourage you to complete and return the voting instruction form or form of proxy provided to you by your intermediary in accordance with the instructions provided with such form.
Your vote is very important. Whether or not you plan to attend the Meeting, please take appropriate action to make sure your shares are represented at the Meeting.
The board of directors of VersaBank unanimously recommends that you vote “FOR” the Reorganization.
DATED at the City of London, in the Province of Ontario, this 4th day of August 2026.
By order of the board of directors,
/s/ Frank J.C. Newbould

Frank J.C. Newbould
Chairman of the Board